Exhibit 21.1

Holtec Nuclear Corporation

List of Subsidiaries

The list below includes the entities expected to be subsidiaries of the Registrant following the consummation of the NAMCO Restructuring Phase I and the Reorganization transactions described in the prospectus that is a part of this registration statement.

Name of Subsidiary	Jurisdiction of Organization
Holtec International, LLC	Delaware
Holtec International Power Division, Inc.	Delaware
Holtec Palisades, LLC	Delaware
Holtec Power, Inc.	Delaware
Palisades Energy, LLC	Delaware
Palisades SMR, LLC	Delaware